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                                                                    EXHIBIT 1.31

May 4, 1999



Marlene Booth, M.Sc., R.A.C.
11 Judges Hill Drive
Norwell, MA
02061


Dear Marlene:

On behalf of the Company, I am pleased to offer you the position of Vice President, Regulatory Affairs and Project Management at AltaRex Corp. reporting to Christopher Nicodemus M.D., Senior Vice President, Clinical Research and Development. I know you share with me and our employees the enthusiasm for the opportunity AltaRex represents.

As Vice President of Regulatory Affairs and Project Management, you will be responsible for directing and controlling all regulatory activities. This includes developing and implementing strategies for optimizing external regulatory review, maintaining proactive dialogue with relevant regulatory authorities, providing expert analysis and evaluation of regulations, and evaluating impact and analyzing trends of government regulatory activities. Your project management responsibilities will involve directing other Company departments in completing their projects in order to reach Company timelines. You will be responsible for communicating with and updating other Senior Management as to the status of each of these projects. Joe McPherson, Exec. Director of Technical Operations and Quality Assurance, will assist you in maintaining QA standards based on internal and external specifications and enforcing corrective action necessary to assure conformity with quality specifications. You will assure that finished products conform to government and company standards and satisfy GMP regulations.

The terms of your offer are as follows (all amounts are in U.S. dollars):

Base Salary:             $140,000 per annum, based on four (4) days per week,
                         with flexibility of time commitment as required to meet the demands of the job. You will be paid in 24 equal payments, with a commencement date of June 1, 1999.
                         Future time obligations to AltaRex are subject to mutual negotiations and agreement to increase or decrease commitment according to the requirements of the position.

Performance Bonus:       You will be eligible for bonus participation in 1999
                         and subsequent years if and as established by the Board of Directors.

Sign-on Stock Options:   You will be offered options to purchase 100,000 common
                         shares of the Company vesting 33 1/3% per year in arrears annually over 3 years commencing on the date of commencement of your employment with the Company. The exercise price will be set by the Board of Directors in accordance with the terms of the Company's stock option plan, subject to the availability of appropriate exemptions from Canadian and U.S. securities laws.
                         These options (to the extent they have vested) must be

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                         exercised within the earlier of 90 days after any
                         termination of your employment and the expiry date of the options established at the time of grant.

Corporate Benefits:      You are eligible for our employee benefits immediately.
                         AltaRex Corp. will pay 100% of the premiums on your behalf for health and dental coverage provided by Guardian. A Life Insurance benefit of 1 times annual salary and Long Term Disability coverage are provided through the Company with Mutual of Omaha. An additional
                         Life Insurance benefit of $25,000 is provided through Guardian. A 401K plan is available that matches the employee's contribution up to a maximum of 3% of the employee's salary as a Company contribution.

Leave: We will provide an annual paid vacation of four (4) weeks accruing at 1.66 days per month. A planned vacation dated August 6, 1999 to August 24, 1999 has been approved by Dr. Nicodemus.

Agreements:              As a condition of employment, you will be required to
                         sign customary invention, non-disclosure and non-compete agreements.

Severance Compensation:  You understand that your employment with the Company is at will which means you or the Company may end the employee relationship with or without notice. In the event that your employment is terminated for reasons other than just cause, the Company shall in exchange for a release of claims which you may have against it, provide salary continuation of six months. Just cause for termination shall be deemed to exist upon a) a good faith finding by the Company of your failure to perform your assigned duties for the Company, dishonesty, gross negligence or misconduct, or b) conviction, or the entry of a pleading of guilty or nolo contendere, to any crime involving moral turpitude or any felony.

We would like to move forward as soon as possible with this position.

Sincerely,

/s/ Richard E. Bagley

Richard E. Bagley
President & CEO

Acknowledged this    5th    day of    May    , 1999
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     /s/ Marlene R. Booth
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Marlene Booth

Accepted this    5th    day of    May    , 1999
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